Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31,
(Thousands of Dollars)	2018	2017

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$858,842	$773,430
Exploration and Production and Other Revenues	593,295	596,422
Pipeline and Storage and Gathering Revenues	211,123	207,184
	1,663,260	1,577,036

Operating Expenses:
Purchased Gas	382,448	299,045
Operation and Maintenance:
Utility and Energy Marketing	168,720	170,926
Exploration and Production and Other	137,259	146,673
Pipeline and Storage and Gathering	105,961	90,427
Property, Franchise and Other Taxes	87,550	85,464
Depreciation, Depletion and Amortization	249,386	223,829
	1,131,324	1,016,364

Operating Income	531,936	560,672

Other Income (Expense):
Other Income (Deductions)	(27,273)	(26,057)
Interest Expense on Long-Term Debt	(108,299)	(115,454)
Other Interest Expense	(4,146)	(2,959)

Income Before Income Taxes	392,218	416,202

Income Tax Expense	96,691	22,973

Net Income Available for Common Stock	$295,527	$393,229

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$3.44	$4.60

Diluted:
Net Income Available for Common Stock	$3.41	$4.56

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	85,932,035	85,475,937

Used in Diluted Calculation	86,558,769	86,160,885